

August 28, 2017

Mail Stop 4720

<u>Via E-Mail</u>
Joseph Molluso
Chief Financial Officer
Virtu Financial, Inc.
900 Third Avenue, 29th Floor
New York, NY 10022

      Re: **Virtu Financial, Inc.**
            Form 10-K for the Year Ended December 31, 2016
            Filed March 14, 2017
            File No. 001-37352

Dear Mr. Molluso:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ Hugh West

                      Hugh West
                      Accounting Branch Chief
                      Office of Financial Services